                                                                                        Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES

THIRD QUARTER 2006 RESULTS

Tel Aviv, Israel - November 27, 2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the third quarter of 2006.

Revenues (without sale of real estate assets and investments, net) increased in the third quarter of 2006 to NIS 147.3 million (US$ 34.2 million), compared with NIS 117.5 million in the corresponding period of 2005 mainly attributed to the hotel business and sale of medical systems by Insightec. Such increase in revenues improved the profitability of EMI from operations (mainly in the hotels business and sale of medical systems) in the third quarter of 2006 compared with the corresponding quarter of 2005. Revenues from sale of real estate assets and investments, net decreased in the third quarter of 2006 to NIS 46.4 million (US$ 10.7 million), compared with NIS 171.6 million in the corresponding quarter of 2005. This decrease derives from the nature of the Companys’ business which dependant on the timing and the scope of the realization of its real estate assets and investments.

Mr. Shimon Yitzhaki, President of the Company commented: "During the quarter we focused on activities which increase the groups’ cash reserve to NIS 1.6 billion as a result of successful issuance of additional debentures. Such cash reserve designated for investment in our major growth engines including the shopping centers activities, hotels and the prospected investments in India. Furthermore, following the successful Initial Public Offering of our subsidiary Plaza Centers N.V in the official listing on the London Stock Exchange completed in October 2006 such cash reserve will increase by additional NIS 1.4 billion".

Mr. Yitzhaki further commented: we are most gratified by the successful IPO of Plaza Centers N.V which will contribute a gain in the forth quarter of 2006 in the estimated amount of NIS 600 million. “

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
shimony@elbitimaging.com	kprice@hfgcg.com

       Elbit Medical Imaging Ltd
Consolidated Balance Sheet

	September 30, 2006	September 30, 2005	December 31,2005 (*)	September 30, 2006
	Reported	Reported	Reported	Reported
				Convenience
				translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	762,763	551,715	489,344	177,304
Short-term deposits and investments	824,143	260,511	240,072	191,572
Trade accounts receivable	48,816	25,664	35,404	11,348
Receivables and other debit balances	156,508	73,681	76,680	36,380
Inventories	29,757	23,205	24,132	6,917
	1,821,987	934,776	865,632	423,521

Long-Term Investments and Receivables
Long-term deposits, debentures, loans
and other long-term balances	86,703	60,800	62,139	20,154
Investments in investees and other companies	60,406	60,237	56,798	14,041
	147,109	121,037	118,937	34,195

Real Estate and other Fixed Assets	2,889,359	2,789,157	2,758,465	671,631

Other Assets and Deferred Expenses	20,079	33,825	30,476	4,668

Assets Related to Discontinuing Operation	12,436	12,911	12,607	2,891

	4,890,970	3,891,706	3,786,117	1,136,906

Current Liabilities
Short-term credits	451,851	531,164	460,270	105,033
Suppliers and service providers	80,610	74,450	82,013	18,738
Payables and other credit balances	183,945	176,571	149,995	42,758
	716,406	782,185	692,278	166,529

Long-Term Liabilities	3,186,961	1,844,541	1,902,391	740,809

Liabilities Related to Discontinuing Operation	44,225	70,268	62,430	10,280

Convertible Debentures	-	61,854	62,159	-

Options of a subsidiary	8,755	-	1,186	2,035

Minority Interest	5,437	386,781	11,449	1,264

Shareholders' Equity	929,186	746,077	1,054,224	215,989

	4,890,970	3,891,706	3,786,117	1,136,906

(*)Restated due to change in accounting standard

 Elbit Medical Imaging Ltd
 Consolidated Statement of Operations

	Nine months ended September 30		Three months ended September 30		Year ended Dec 31	Nine months ended September 30
	2006	2005	2006	2005	2005 (*)	2006
	Reported	Reported	Reported	Reported	Reported	Reported
						Convenience
						translation
	(in thousand NIS)					US$'000
	(Except for per-share data)

Revenues
Sale of real estate assets and investments,net	90,162	205,863	46,454	171,645	281,661	20,958
Commercial centers operations	83,344	119,654	22,721	22,990	142,957	19,373
Hotels operations and management	252,963	187,614	85,492	66,382	270,057	58,801
Sale of medical systems	65,807	47,831	27,032	13,909	75,713	15,297
Realization of investments	-	1,958	-	-	1,958	-
Other operational income	38,074	25,693	12,143	14,297	44,409	8,850
Gain from realization of investment-type monetary balances in Investees	29,387	-	-	-	-	6,831
	559,737	588,613	193,842	289,223	816,755	130,110
Costs and expenses
Commercial centers operations	108,833	125,911	32,064	34,591	157,640	25,298
Hotels operations and management	224,707	182,293	74,133	68,683	259,293	52,233
Cost and expenses of medical systems operation	52,765	30,758	20,619	11,170	50,374	12,265
Other operational expenses	48,664	29,136	15,370	15,141	46,793	11,312
Research and development expenses, net	43,150	43,285	14,311	16,628	59,796	10,030
General and administrative expenses	42,287	31,867	10,238	8,783	36,939	9,830
Share in losses of associated companies, net	8,073	9,054	2,951	3,813	12,028	1,877
Financial expenses, net	117,578	91,287	38,225	26,728	122,321	27,331
Other expenses	8,006	49,033	2,456	18,079	57,106	1,861
	654,063	592,624	210,367	203,616	802,290	152,037

Profit (loss) before income taxes	(94,326)	(4,011)	(16,525)	85,607	14,465	(21,927)
Income taxes	7,288	12,219	4,753	27,993	7,798	1,693
Profit (loss) after income taxes	(101,614)	(16,230)	(21,278)	57,614	6,667	(23,620)
Minority interest in results of subsidiaries, net	9,278	55,143	2,019	20,604	73,795	2,157
Profit (loss) from continuing operation	(92,336)	38,913	(19,259)	78,218	80,462	(21,463)
Profit (loss) from discontinuing operation, net	30,819	(1,358)	11,409	519	5,917	7,163
Cumulative effect of accounting change at the beginning of the year	-	(622)	-	(17)	(622)	-

Net income (loss)	(61,517)	36,933	(7,850)	78,720	85,757	(14,300)

Earnings (loss) per share - (in NIS) (**)
Basic earnings (loss) per share:
From continuing operation	(3.67)	1.77	(0.75)	3.57	3.76	(0.85)
From discontinuing operation	1.23	(0.06)	0.45	0.02	0.27	0.29
Cumulative effect for the beginning of the year due to a change in accounting method	-	(0.03)	-	-	(0.03)	-
Basic earnings (loss) per share	(2.44)	1.68	(0.30)	3.59	4.00	(0.56)

(*)Restated due to change in accounting standard
(**) The earning (loss) per share for the periods ended September 30,2005 and December 31,2005 have been restated due to change in accounting standard

Elbit Medical Imaging Ltd
Statement of Shareholders' Equity

	Share Capital	Capital reserves	Cumulative foreign currency translation adjustments	Retained earnings	Gross Amount	Treasury stock	Loans to employees to acquire Company Shares	Dividend declared after balance sheet date	Total
	(In thousand NIS)
Balance -
December 31, 2004 (reported amounts)	33,651	484,218	50,618	259,056	827,543	(162,383)	(15,130)	153,938	803,968
-		-	-	-	-	-	-	-	-
-		-	-	-	-	-	-	-	-
Net income for the year	-	-	-	85,757	85,757	-	-	-	85,757
Issue of shares to the minority shareholders of Elscint	3,479	288,728	-	-	292,207	-	-	-	292,207
Exercise of warrants	350	15,645	-	-	15,995	-	-	-	15,995
Differences from translation of autonomous foreign entities' financial statements	-	-	23,806	-	23,806	-	-	-	23,806
Dividend paid	-	-	-	-	-	-	-	(153,938)	(153,938)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	6,781	-	6,781
Loans to employees of Elscint in relation to shares issued as part of the merger	-	-	-	-	-	-	(10,112)	-	(10,112)
Employee shares premium	-	573	-	-	573	-	(573)	-	-
Declared dividend in respect of shareholders outside the group, other than employees	-	-	-	(124,160)	(124,160)	-	-	124,160	-
	37,480	789,164	74,424	220,653	1,121,721	(162,383)	(19,034)	124,160	1,064,464
Cumulative effect of accounting change at the beginning of the year	-	-	(6,552)	(3,688)	(10,240)	-	-	-	(10,240)
Balance -	-	-	-	-	-	-	-	-	-
December 31, 2005 (reported amounts)	37,480	789,164	67,872	216,965	1,111,481	(162,383)	(19,034)	124,160	1,054,224

Loss for the period	-	-	-	(61,517)	(61,517)	-	-	-	(61,517)
Exercise of warrents	28	1,105	-	-	1,133	-	-	-	1,133
Differences from translation of autonomous foreign entities' financial statements	-	-	(9,436)	-	(9,436)	-	-	-	(9,436)
Dividend paid	-	-	-	-	-	-	-	(124,160)	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	13,564	-	13,564
Sale of treasury stocks	524	23,055			23,579	23,864			47,443
Stock base compensation expenses		7,935			7,935				7,935
Employee shares premium	-	1,724	-	-	1,724	-	(1,724)	-	-
September 30, 2006 (reported amounts)	38,032	822,983	58,436	155,448	1,074,899	(138,519)	(7,194)	-	929,186

	Share Capital	Capital	Cumulative foreign currency translation	Retained	Gross	Treasury	Loans to employees to acquire Company	Dividend declared after balance sheet
		reserves	adjustments	earnings	Amount	stock	Shares	date	Total
	Convenience translation into US$'000
December 31, 2005 (reported amounts)	8,712	183,440	15,777	50,434	258,363	(37,746)	(4,424)	28,861	245,054

Loss for the period	-	-	-	(14,300)	(14,300)	-	-	-	(14,300)
Exercise of warrents	7	257	-	-	264	-	-	-	264
Differences from translation of autonomous foreign entities' financial statements	-	-	(2,193)	-	(2,193)	-	-	-	(2,193)
Dividend paid	-	-	-	-	-	-	-	(28,861)	(28,861)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	3,153	-	3,153
Sale of treasury stocks	122	5,359	-	-	5,481	5,547	-	-	11,028
Stock base compensation expenses	-	1,844	-	-	1,844	-	-	-	1,844
Employee shares premium	-	401	-	-	401	-	(401)	-	-
September 30, 2006 (reported amounts)	8,841	191,301	13,584	36,134	249,860	(32,199)	(1,672)	0	215,989